BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF SUPPORTING COMMITTEES BY THE BOARD OF DIRECTORS

Medellín, Colombia, May 27, 2014

The Bank’s Board of Directors revised the composition of the supporting committees. Each committee includes directors who qualify as independent. The committees assist the Board in carrying out its duties.

Risk Committee:

The Risk Committee is composed of the following individuals:

Roberto Steiner Sampedro, independent director

Hernando José Gómez Restrepo, independent director

David Bojanini García

Mr. Steiner will be Chairman of this Committee

Audit Committee:

The Audit Committee will continue to be composed of the following individuals:

Ricardo Sierra Moreno, independent director

Rafael Martinez Villegas, independent director and finance expert of the Committee

Hernando José Gómez Restrepo, independent director

Mr. Gómez will be Chairman of this Committee

Corporate Governance Committee

The Corporate Governance Committee is composed of the following individuals:

Jose Alberto Vélez Cadavid, director

Rafael Martínez Villegas, independent director

Carlos Raúl Yepes Jiménez, CEO

Mr. Vélez will be Chairman of this Committee

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

Designation, Compensation, and Development Committee

The Designation, Compensation, and Development Committee is composed of the following individuals:

Jose Alberto Vélez Cadavid

David Bojanini García

Ricardo Sierra Moreno, independent director

Mr. Vélez will be Chairman of this Committee.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837